UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AGILENT TECHNOLOGIES, INC.

(Exact name of the registrant as specified in its charter)

DELAWARE	001-15405	77-0518772
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5301 Stevens Creek Blvd., Santa Clara, California	95051
(Address of principal executive offices)	(Zip code)

P. Diana Chiu	(800) 227-9770
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure

Agilent Technologies, Inc. (“Agilent,” the “Company,” “we,” “us,” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period January 1 to December 31, 2024.

Agilent is a leader in life sciences, diagnostics, and applied chemical markets. The company provides laboratories worldwide with instruments, services, consumables, applications and expertise, enabling customers to gain the insights they seek. Agilent's expertise and trusted collaboration give them the highest confidence in our solutions.

This Form SD should be read in conjunction with the definitions contained in the Securities and Exchange Commission instructions to Form SD and related rules. “Conflict minerals” refers to four specific metals regardless of their country of origin or whether they are used to finance or benefit armed conflict: tantalum, tin, tungsten, and gold.

With respect to conflict minerals necessary to the functionality of products manufactured by Agilent, or contracted by Agilent to be manufactured, and required to be reported on Form SD for 2024, we conducted a reasonable country of origin inquiry concerning the source and chain of custody of the conflict minerals and performed supply chain due diligence.

A copy of Agilent’s Conflict Minerals Report for the reporting period of January 1 to December 31, 2024, is provided as Exhibit 1.01 hereto and is publicly available at investor.agilent.com/financials/sec-filings.

Description of Reasonable Country of Origin Inquiry (“RCOI”)

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify material sources upstream from our direct suppliers. We rely on our direct material suppliers to provide information on the origin of the conflict minerals contained in components, materials, and assemblies supplied to us - including sources of conflict minerals that are supplied to them from lower-tier suppliers.

In undertaking our RCOI, we conducted a targeted survey of our direct material suppliers that represent 85 percent of spend, utilizing the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”) version 6.4. Our direct material supply chain personnel worked directly with our suppliers, requesting their responses to the questions in the RMI CMRT with respect to their 2024 sales to Agilent. Suppliers’ CMRTs were evaluated for completeness, accuracy of the information, and consistency in the responses to questions and smelter lists. The RMI databases were utilized as part of the assurance process. Suppliers were contacted regarding their CMRTs which contained errors and/or omissions and were requested to resubmit a corrected CMRT. This process occurred during the third calendar quarter of 2024 and the first calendar quarter of 2025.

We believe this is a reasonable approach as it allowed us to canvas suppliers who represented more than 85 percent of our direct material expenditures in 2024.

Item 1.01 Exhibit

Agilent has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AGILENT TECHNOLOGIES, INC.
(Registrant)
/s/P. Diana Chiu	May 27, 2025
By: P. Diana Chiu Vice President, Assistant General Counsel & Assistant Secretary	Date